March 21, 2005


VIA USMAIL and FAX (604) 609-0611
Mail Stop 0409

Mr. Steven Vestergaard
Chief Executive Officer and Chief Financial Officer
Destiny Media Technologies Inc.
1055 West Hastings Street, Suite 1040

Re:	Destiny Media Technologies Inc.
      Form 10-KSB for the year ended 8/31/2004
      File No. 000-28259

Dear Mr. Vestergaard:

      We have reviewed your response letter dated February 24,
2005
and have the following additional comments. These comments should be addressed in all future filings with the Commission, if indicated. Supplementally provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004

Financial Statements and Notes

Note 3 - Significant Accounting Policies

Revenue Recognition, page F-8

1. We note from your response to our previous comment no. 1 where you indicate that development fees are billed separately and in addition to the license fee as established in your price list. Pursuant to paragraph 74 of SOP 97-2 if the software requires significant customization, the service element (development fee) does not meet the criteria for separate accounting. Based on your response, it appears that the Company accounts for the license fee and the development fee separately. Please explain and tell us how your accounting complies with SOP 97-2.

*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 824-5535 or me, at
(202)
942-2814 if you have questions.



						Sincerely,



Kathleen Collins
Accounting Branch Chief






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Destiny Media Technologies Inc.
March 21, 2005
Page 1